

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2014

Via E-mail
Rolando Hernán Arias Sánchez
Chief Financial Officer
Bank of Chile
Paseo Ahumada 251
Santiago, Chile

      Re: Bank of Chile
             Form 20-F for the Fiscal Year Ended December 31, 2013
             Filed April 25, 2014
             File No. 001-15266

Dear Mr. Sánchez:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Angela Connell for

             Stephanie J. Ciboroski
             Senior Assistant Chief Accountant